7/1/02



02007874

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING
RECEIVED
JUN 2 8 2002
164
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2001 (MM/DD/YY) AND ENDING April 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CHA Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Barnes Road
(No. and Street)

Wallingford	CT	06492
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold L. Packman — (203)294-7543 7250
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seward and Monde, CPA's
(Name — *if individual, state last, first, middle name*)

296 State Street	North Haven	CT	06473
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P JUL 10 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harold L. Packman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHA Securities, Inc., as of April 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Harold L. Packman
Signature

Managing Director
Title

MARILYN E. PERLMUTTER
Notary Public
NOTARY PUBLIC
MY COMMISSION EXPIRES AUG. 31, 2006

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5.
- [X] (p) Statement of Cash Flows.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEWARD AND MONDE
CERTIFIED PUBLIC ACCOUNTANTS
296 STATE STREET
NORTH HAVEN, CONNECTICUT 06473

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

CHA Securities, Inc.

We have audited the accompanying statement of financial condition of CHA Securities, Inc. as of April 30, 2002, and the related statements of operations, changes in ownership equity and cash flows for the year then ended. These financial statements are the responsibility of CHA Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHA Securities, Inc. as of April 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole of CHA Securities, Inc. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

North Haven, Connecticut
May 23, 2002

Seward and Monde

CHA SECURITIES, INC.
STATEMENT of FINANCIAL CONDITION
April 30, 2002

ASSETS

Current Assets:	
Cash	$ 193,883
Accounts receivable	2,000
Prepaid expenses	1,764
Federal and state income taxes recoverable	2,620
Due from affiliated organizations	43
Total Assets	$ 200,310

LIABILITIES and STOCKHOLDER'S EQUITY

Current Liabilities:	
Due to parent	$ 10,422
Due to affiliated organizations	161,997
Accrued expenses	3,500
Total current liabilities	175,919
Stockholder's Equity:	
Common stock, par value $10, authorized 20,000 shares, issued and outstanding 100 shares	1,000
Additional paid-in capital	31,000
Retained earnings (deficit)	(7,609)
Total stockholder's equity	24,391
Total Liabilities and Stockholder's Equity	$ 200,310

See notes to financial statements.

CHA SECURITIES, INC.
STATEMENT of OPERATIONS
For the Year Ended April 30, 2002

Income:	
Commissions	$ 25,072
Other	1,639
Total	26,711
Expenses:	
Salaries and employee benefits	159
Professional fees	10,700
Insurance	18,265
Membership dues	955
Data processing	4,193
Total	34,272
Loss before income taxes	(7,561)
Federal and state income tax benefit	(2,620)
Net loss	($ 4,941)

See notes to financial statements.

CHA SECURITIES, INC.
STATEMENT of CHANGES in OWNERSHIP EQUITY
For the Year Ended April 30, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)
Balances, beginning	$ 1,000	$ 31,000	($ 2,668)
Net loss	-	-	(4,941)
Balances, ending	$ 1,000	$ 31,000	($ 7,609)

See notes to financial statements.

CHA SECURITIES, INC.
STATEMENT of CASH FLOWS
For the Year Ended April 30, 2002

Cash Flows - Operating Activities:	
Net loss	($ 4,941)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Decrease (increase) in assets:	
Accounts receivable	(2,000)
Prepaid expenses	(1,054)
Federal and state income taxes recoverable	(2,620)
Due from parent	2,193
Due from affiliated organizations	283
Increase (decrease) in liabilities:	
Due to parent	10,422
Due to affiliated organizations	18,298
Income taxes payable	(250)
Accrued expenses	(1,500)
Total adjustments	23,772
Net cash provided by operating activities	18,831
Net increase in cash	18,831
Cash, beginning	175,052
Cash, ending	$ 193,883
Supplemental Disclosure of Cash Flow Information:	
Income taxes paid	$ 250

See notes to financial statements.

CHA SECURITIES, INC.
NOTES to FINANCIAL STATEMENTS
April 30, 2002

1 - GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

CHA Securities, Inc. (the Company) is registered as a broker and dealer in Securities under the Securities Exchange Act of 1934. The Company was incorporated on May 13, 1992 and was approved for membership with the NASD on July 31, 1993.

The Company is a wholly-owned subsidiary of Diversified Network Services, Inc.

The Company is exempt from Securities and Exchange Commission rule 15c3-3 under paragraph k(i).

BASIS OF ACCOUNTING

The financial statements of the Company have been prepared on the accrual basis, whereby revenues are recognized when earned and expenses are recognized when incurred.

ESTIMATES

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2 - RELATED PARTIES

In addition to its parent, CHA Securities, Inc. is affiliated through governing board appointment authority, with The Connecticut Hospital Association, Incorporated, The Connecticut Healthcare Research and Education Foundation, Incorporated, CHIME, Inc., ChimeNet, Inc. ChimeTrust, Inc., CHA Insurance Services, Inc., and Security Third Millennium, LLC.

Transactions with related parties, consisting primarily of operating expenses allocated to the Company, are summarized as follows:

	INDEBTEDNESS TO			
Related Party	Beginning Balance	Additions	Deductions	Ending Balance
Diversified Network Services, Inc. (Parent)	$ -	$ 10,422	$ -	$ 10,422
The Connecticut Hospital Association, Incorporated (Affiliate)	143,320	12,506	-	155,826
The Connecticut Healthcare Research and Education Foundation, Inc. (Affiliate)	379	8	-	387
CHIME, Inc. (Affiliate)	-	3,762	-	3,762
CHA Insurance Services, Inc. (Affiliate)	-	2,022	-	2,022

INDEBTEDNESS FROM				
Related Party	Beginning Balance	Additions	Deductions	Ending Balance
Diversified Network Services, Inc. (Parent)	$ 2,193	$ -	$ 2,193	$ -
CHIME, Inc. (Affiliate)	224	-	224	-
ChimeNet, Inc. (Affiliate)	51	-	8	43
ChimeTrust, Inc. (Affiliate)	51	-	51	-

3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At April 30, 2002 the Company had net capital of $17,964 which was $6,236 in excess of the amount required.

4 - FOCUS REPORTS

Amounts included in the financial statements are in agreement with amounts reported in the recent Focus Report for April 30, 2002.

5 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to and significant credit risk on cash.

SUPPLEMENTAL INFORMATION

CHA SECURITIES, INC.
COMPUTATION of AGGREGATE INDEBTEDNESS and
NET CAPITAL UNDER RULE 15c3-1 of the
SECURITIES and EXCHANGE COMMISSION
As of April 30, 2002

Total assets	$ 200,310
Total liabilities	175,919
Net worth	24,391
Less, non-allowable assets	6,427
Net capital	$ 17,964
Required net capital - minimum	$ 11,728
Excess net capital	$ 6,236
Aggregate indebtedness	$ 175,919
Aggregate indebtedness ratio	9.79 to 1

Note: There is no material difference between this audited computation of net capital and that included in the Corporation's unaudited April 30, 2002 Part II A filing.

SEWARD AND MONDE
CERTIFIED PUBLIC ACCOUNTANTS
296 STATE STREET
NORTH HAVEN, CONNECTICUT 06473

INDEPENDENT AUDITORS' REPORT on INTERNAL CONTROL REQUIRED by SEC RULE 17a-5

To the Board of Directors

CHA Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of CHA Securities, Inc. (the Company), for the year ended April 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to

in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



North Haven, Connecticut
May 23, 2002

TABLE of CONTENTS

April 30, 2002

Seward and Monde

CERTIFIED PUBLIC ACCOUNTANTS

CHA SECURITIES, INC.
Financial Statements
April 30, 2002

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